Exhibit 99.8

QIAGEN Reports First-Quarter 2003 Financial Results

Venlo, The Netherlands, May 05, 2003—QIAGEN N.V. (Nasdaq: QGENF; Frankfurt, Prime Standard: QIA) today announced the results of operations for its first quarter 2003.

The Company reported that consolidated net sales for its first quarter increased 13% to $79.6 million, from $70.5 million for the same period in 2002. Reported operating income including closure and related costs increased 2% to $16.1 million from $15.7 million in the comparable period in 2002, and net income for the quarter increased 16% to $11.0 million from $9.5 million in the same quarter of 2002. Diluted earnings per share increased 14% to $0.08 (based on 146.1 million average shares and share equivalents outstanding) from $0.07 (based on 145.2 million average shares and share equivalents outstanding) in the comparable period in 2002. Excluding the effect of a previously announced charge related to the closure of QIAGEN’s Seattle facility in 2002, of which $1.6 million was expensed in the first quarter of 2003, operating income increased 12% to $17.7 million and net income increased 11% to $10.5 million. Diluted earnings per share excluding closure and related costs were unchanged at $0.07.

The reported consolidated net sales and diluted earnings per share exceeded or were in line with expectations as communicated in the Company’s guidance for the first quarter 2003 on February 19, 2003.

“We are very pleased to report solid results for QIAGEN’s first quarter 2003. As expected, the approvals for certain academic research budgets in the United States such as the NIH were granted only late in the quarter and the general environment remained difficult”, said Dr. Metin Colpan, QIAGEN’s Chief Executive Officer. “We are continuing to increase market share. Moreover, our product lines for nucleic acid handling, separation and purification in molecular diagnostics and gene expression are showing exciting growth and are setting new standards. In addition, we are also pleased to report that our synthetic nucleic acid business has returned to strong growth and showed a higher than expected growth rate of approximately 24% which was driven by an increasing demand of newly introduced gene sets and siRNA.”

Highlights of the First Quarter 2003:

•	QIAGEN and Agilent Technologies agreed to co-market Lab-on-a-Chip Solutions for Molecular Biology in Life Science Markets

•	QIAGEN debuted as the first licensed supplier of custom HPP grade siRNA for high throughput for RNAi experiments and launched new siRNA Design Resource

•	QIAGEN actively supported ongoing SARS research and continues to work very closely with leading researchers all over the world to provide optimum tools to aid in developing improved solutions for SARS testing. QIAGEN products were quickly adopted as a standard for nucleic acid sample handling for the research on and detection of the virus.

•	QIAGEN launched QIAGEN CVP System, a Corona Virus Pneumonia System to the research markets. The system includes all components needed to perform sample extraction, amplification and detection using the recently designed SARS primers from the BNI or CDC.

•	QIAGEN enlisted Strathmann Biotec AG as a new member to pAlliance, a strategic alliance of QIAGEN with leading contract manufacturers focusing on large scale plasmid production of plasmid DNA and recombinant proteins for therapeutic applications

•	QIAGEN launched QIAGEN 4-for-siLENCING siRNA, a set of four custom HPP Grade siRNA duplexes with performance guaranteed for efficient gene silencing

QIAGEN will host a conference call at 9:30 am EST on May 06, 2003. A webcast of the conference call will be available at http://www.videonewswire.com/QIAGEN/050603.

QIAGEN N.V., a Netherlands holding company with subsidiaries in Germany, the United States, Japan, the United Kingdom, Switzerland, France, Italy, Australia, Norway, Austria and Canada, believes it is the world’s leading provider of innovative enabling technologies and products for the separation, purification and handling of nucleic acids. The Company has developed a comprehensive portfolio of more than 320 proprietary, consumable products for nucleic acid separation, purification and handling, nucleic acid amplification, as well as automated instrumentation, synthetic nucleic acid products and related services. QIAGEN’s products are sold in more than 42 countries throughout the world to academic research markets and to leading pharmaceutical and biotechnology companies. In addition, the Company is positioning its products for sale into developing commercial markets, including DNA sequencing and genomics, nucleic acid-based molecular diagnostics, and genetic vaccination and gene therapy. QIAGEN employs approximately 1,600 people worldwide. Further information on QIAGEN can be found at www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products and markets and operating results are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations and risks of dependency on logistics), variability of operating results, the commercial development of the DNA sequencing, genomics and synthetic nucleic acid-related markets, nucleic acid-based molecular diagnostics market, and genetic vaccination and gene therapy markets, competition, rapid or unexpected changes in technologies, fluctuations in demand for QIAGEN’s, products (including seasonal fluctuations), difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products, the ability of QIAGEN to identify and develop new products and to differentiate its products from competitors, and the integration of acquisitions of technologies and businesses. For further information, refer to the discussion in reports that QIAGEN has filed with the U.S. Securities and Exchange Commission (SEC).

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